EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

AGREEMENT made this 20th day of October 2006, between AssetMark Funds, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust (a “Fund” or the “Funds”), and AssetMark Investment Services, Inc., a California corporation (the “Advisor”).

WHEREAS, the Advisor has entered into an Investment Advisory Agreement with the Trust, effective October 20, 2006 pursuant to which the Advisor provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of each such Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the total expenses of each Fund of the Trust as listed on Schedule A of the Investment Advisory Agreement between the Trust and the Advisor, as may be amended from time to time;

NOW, THEREFORE, the parties hereto agree as follows:

1.
Expense Waiver and Reimbursement by the Advisor.  The Advisor agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) associated with operating the Funds to the extent necessary to limit the annualized expenses of each Fund to the rates reflected in Schedule A to this Agreement.

2.
Duty of Fund to Reimburse.  Subject to approval by the Board of Trustees of the Trust, the Trust, on behalf of the applicable Fund, agrees to reimburse the Advisor on a monthly basis such reduced or waived management fees, and any expenses borne pursuant to paragraph 1, in later periods; provided, however, that a Fund is not obligated to reimburse any such reduced or waived management fees, or expenses borne pursuant to paragraph 1, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne.  The Trust’s Board of Trustees shall review quarterly any reimbursement paid to the Advisor with respect to any Fund in such quarter.

3.	Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4.
Duration and Termination.  This Agreement shall be effective on the date first set forth above and shall continue in effect from year to year thereafter upon mutual agreement of the Trust and the Advisor.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

AssetMark Funds	AssetMark Investment Services, Inc.

By: /s/ Carrie E. Hansen	By: /s/ Carrie E. Hansen

Name: Carrie E. Hansen	Name: Carrie E. Hansen

Title: SVP, CFO/CCO	Title: SVP, CFO/CCO

SCHEDULE A

Fund	Expense Cap

Large Cap Value Fund	1.49%

Large Cap Growth Fund	1.49%

Small/Mid Cap Value Fund	1.59%

Small/Mid Cap Growth Fund	1.59%

International Equity Fund	1.59%

Real Estate Securities Fund	1.49%

Tax-Exempt Fixed Income Fund	1.29%

Core Plus Fixed Income Fund	1.29%